

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 21, 2016

<u>Via E-mail</u>
Donald T. Robinson
Executive Vice President and Chief Financial Officer
MVB Financial Corp.
301 Virginia Avenue
Fairmont, WV 26554-2777

     Re: MVB Financial Corp.
             Registration Statement on Form S-3
             Filed December 16, 2016
             File No.333-215140

Dear Mr. Robinson:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

                          Sincerely,

                          /s/ Era Anagnosti

                          Era Anagnosti
                          Legal Branch Chief
                          Office of Financial Services

cc: James J. Barresi, Esq.